A2Z Smart Technologies Announces Collaboration with Edgify to Enhance the Cust2Mate Shopping Experience

TEL AVIV, ISRAEL / November 11, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQB: AAZZF), today announced it will integrate AI-based software from Edgify into Cust2Mate shopping carts, to enhance the smart cart's capabilities for automatic detection of non-barcoded items (fruits and vegetables). Edgify's software provides a 99.98% accuracy. Cust2Mate will use Edgify in all of its carts outside of Israel. Cust2Mate and Edgify will exhibit the combined solution at NRF Retail's Big Show in New York in January 2022.

Edgify has developed the world's first framework for training artificial intelligence (AI) models of computer vision, directly on simple edge devices such as SCOs, PC scales and lane POS machines. Edgify's framework utilizes two unique and academically accredited IP's called "The Edgify Edge Training Loop" and "The Edgify Collaborative Controller". Working in tandem, they keep "edge devices" always learning and improving locally. The knowledge gained is then shared with the rest of the checkout points in the store, and with checkout point across the entire chain. Because the data never leaves the device, there is no risk of it being stolen or hacked and no need for additional security.

The ability to confidently identify any product at near 100% accuracy offers tremendous benefits for Cust2Mate's retail partners including reducing loss and shrinkage, better utilization of staff and increased checkout speed. Because the Edgify framework resides on the carts themselves, it also eliminates the need for costly servers and infrastructure.

Rafael Yam, CEO of Cust2Mate stated, "We are excited to collaborate with Edgify to integrate their game-changing technology into our Cust2Mate Smart Carts and bring 'edge-computing' to our retail partners. We look forward to working closely with the Edgify team to drive sales and create value for our customers and shareholders."

Ofri Ben-Porat, CEO and co-founder of Edgify, commented "It's clear to everyone that retail is innovating rapidly and consumers want easier ways of doing things. Edgify is pleased to have this opportunity to work with A2Z to enhance their Cust2Mate self-checkout (SCO) Smart Carts, giving customers a more seamless shopping experience without confusion. This continued partnership will allow us to provide better ways for retailers and meet the growing demand for innovation in the sector.

I have tremendous regard for A2Z's leadership team and the progress they have made launching the Cust2Mate technology. I believe together we can do great things."

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

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